Room 4561
Via fax (212) 277-1160

August 4, 2008

Robert W. D'Loren
Chief Executive Officer
Nexcen Brands, Inc.
1330 Avenue of Americas
New York, NY 10019

> **Re:** **Nexcen Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **Form 8-K Filed March 14, 2008**
> **File no. 0-27707**

Dear Mr. D'Loren:

We have reviewed your response to your letter dated July 15, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 19, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   Please tell us when you intend to file your Form 10-K/A for the fiscal year ended December 31, 2007. Please note that upon filing of your Form 10-K/A we may have additional comments.

Form 8-K Filed March 14, 2008

2.   We note your response to prior comment number 6 and it remains unclear to us why you believe that Adjusted EBITDA "demonstrates cash flow available from continuing operations for the payment of debt service." In this regard, we note

Robert W. D'Loren
Nexcen Brands, Inc.
August 4, 2008
Page 2

that these measures exclude several items that require cash settlement and therefore it does not appear appropriate to disclose that your non-GAAP measures are measures of debt service capacity. Please remove these references in future filings or explain to us in greater detail why you believe that these measures are useful for measuring debt service capacity.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Christine Davis, Assistant Chief Accountant at (202) 551-3408 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief